EASTMAIN RESOURCES INC.
56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923


04012235

December 22, 2003

Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C.
USA. 20549

Attention: Office of Application & Report Services

Dear Sirs:

Re: Exemption No. 82-4421

Please find enclosed a copy of the unaudited interim financial statements for the first quarter ending October 31st, 2003.

If you have any questions with regard to the foregoing, please do not hesitate to contact the undersigned.

Yours truly,

EASTMAIN RESOURCES INC.

Per: George A. Duguay

GAD/cd

Encl.

dlw 1/20



EASTMAIN

Eastmain Resources Inc.
FIRST QUARTERLY REPORT
FOR THE PERIOD ENDING October 31, 2003

Highlights

- **Eastmain-Goldcorp Strategic Alliance triggers volume and price increase**
- **Clearwater gold deposit continues to shine**
- **Treasury fortified with $7 Million in cash and no debt**

Corporate

Eastmain is pleased to report that we have formed a five-year strategic alliance with Goldcorp Inc., owner of one of the world's richest and most profitable gold mines. The alliance is focused on the discovery and development of gold deposits in the province of Quebec. Goldcorp initiated the partnership with a $1 Million lead order in our private placement completed in October 2003. Subsequent to the end of the reporting period, Goldcorp increased its holdings in the Company at premium of $1.05 per share. The strategic alliance is a win-win venture for both companies, giving Eastmain financial and marketing support while providing Goldcorp exposure to discovery of gold deposits in one of the most prolific mining districts in the world.

Trading activity in Eastmain reacted very favorably to the alliance. Eastmain has traded 27 Million shares year-to-date with a significant increase in share price.

Clearwater Project, Quebec

The Corporation completed 7,336 metres of diamond drilling at its Clearwater Project with the objective of adding to the contained gold resource at the Eau Claire deposit. Drill results received to date confirm that the deposit extends to a minimum of 600 metres vertical depth and is open in all directions. The Corporation is exercising its option to earn a 75% interest in the project over four years with an exploration expenditure of $2.5 million. The Company expects to complete its earn-in within the next 6 months.

Holes ER03-19 through ER03-25 intersected in excess of 50 gold-bearing veins, including 11 veins containing an average grade of 8.84 grams gold per tonne (0.26 ounces) across a minimum horizontal mining thickness of 1.5 metres. Deep holes within the deposit, ER03-19 and 20, intersected the Main Group of veins with grades of **19 grams gold per tonne (0.55 ounces) across 0.5 metres and 9.1 grams gold per tonne (0.27 ounces) across 1.5 metres.** Hole 21, collared at the eastern end of the deposit, intersected a 2.5-metre-wide vein grading 7.69 grams gold per tonne, including a one-metre interval at 17.7 grams gold per tonne. Assays are pending for drill holes ER03-26 to 37.

A new resource estimate will be released within the next quarter with recommendations for the 2004 program.

Financial

As at October 31, 2003 the working capital of the Corporation was **$5,201,059**. Eastmain contributed $683,731 in deferred exploration expenditures. Revenue for the three-month period was $61,072 while operating expenses totaled $143,999. The Corporation completed a private placement with the Fort House Inc. for gross proceeds of $4,400,000. Subsequent to the reporting period the Corporation raised additional gross proceeds of $1,850,000. As at July 31, 2003 the Corporation had an estimated $984,230 in receivable resource tax credits and mining duties due from the Province of Quebec.

Donald J. Robinson,
President and Chief Executive Officer
December 17, 2003

EASTMAIN RESOURCES INC.

Balance Sheets (Prepared by Management)

	October 31, 2003 (Unaudited)	July 31, 2003 (Audited)
Assets		
Current assets		
Cash and cash equivalents	$ 5,044,331	$ 1,470,769
Marketable securities	49,125	49,125
Prepaid and sundry receivables	107,603	162,278
	5,201,059	1,682,172
Equipment	94,741	99,727
Mining properties	1,374,634	1,257,972
Deferred exploration expenditures	7,371,964	6,760,256
	$ 14,042,398	$ 9,800,127
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	$ 377,867	$ 291,237
Shareholders' equity		
Capital stock		
Authorized - Unlimited common shares		
Issued		
Common shares (Note 2)	16,470,998	13,358,630
Warrants (Note 4)	1,408,393	312,793
Contributed Surplus (Note 3)	79,200	6,500
Deficit	(4,294,060)	(4,169,033)
	13,664,531	9,508,890
	$ 14,042,398	$ 9,800,127

Responsibility for Financial Statements

The accompanying financial statements for Eastmain Resources Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the July 31, 2003 audited financial statements . Only changes in accounting policies have been disclosed in these financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

EASTMAIN RESOURCES INC.

(Prepared by Management - Unaudited)

	Three Months Ended October 31, 2003	Three Months Ended October 31, 2002

Statements of Operations and Deficit

	2003	2002
Revenue		
Interest and dividends	$ 9,205	$ 27,532
Management fees	51,867	68,598
	61,072	96,130
Expenses		
Amortization	4,986	2,420
General and administration	108,413	90,903
Stock option compensation (Note 3)	72,700	-
Write-down of marketable securities	-	20,125
	186,099	113,448
Loss for the period	(125,027)	(17,318)
DEFICIT, beginning of period	(4,169,033)	(2,487,604)
DEFICIT, end of period	$ (4,294,060)	$ (2,504,922)

Statements of Cash Flows

	2003	2002
Cash provided by (used in)		
OPERATING ACTIVITIES		
Loss for the period	$ (125,027)	$ (17,318)
Adjustments not affecting cash		
Stock option compensation (Note 3)	72,700	-
Amortization	4,986	2,420
Write-down of marketable securities	-	20,125
Changes in non-cash working capital items	149,406	(113,950)
	102,065	(108,723)
FINANCING ACTIVITIES		
Issue of common shares, net of costs	4,154,868	490,000
INVESTING ACTIVITIES		
Mining claims and deferred exploration expenditures	(683,371)	(751,602)
Change in cash and cash equivalents	3,573,562	(370,325)
Cash and cash equivalents, beginning of period	1,470,769	2,099,207
Cash and cash equivalents, end of period	$ 5,044,331	$ 1,728,882

EASTMAIN RESOURCES INC.

Notes to Financial Statements (Prepared by Management)
Three Months Ended October 31, 2003
(Unaudited)

1. ACCOUNTING POLICIES

The management of Eastmain Resources Inc. (the "Company") have prepared these financial statements in accordance with Canadian generally accepted accounting principles. These statements should be read in conjunction with the audited financial statements for the year ended July 31, 2003.

The disclosure in these interim financial statements do not conform in all respects to generally accepted accounting principles in Canada for annual financial reporting.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended October 31, 2003 are not indicative of the results that may be expected for the full year ending July 31, 2004.

These statements follow the same accounting policies as the July 31, 2003 audited financial statements.

2. CAPITAL STOCK

	Shares	Amount
Balance, July 31, 2003 (audited)	32,846,505	$ 13,358,630
Private placement, net of issue costs	8,800,000	4,154,868
Issued for mining properties	90,000	53,100
Warrant valuation	-	(1,095,600)
Balance, October 31, 2003 (unaudited)	41,736,505	$ 16,470,998

During the period, the Company issued 8,800,000 units at a price of $0.50 per unit for gross proceeds of $4,400,000. Each unit consists of one common share and one-half purchase warrant. Each complete warrant gives the warrant holder the right to buy one common share of the Company at a price of $0.60 per share until October 24, 2005. The fair value of the share purchase warrants has been estimated using the Black-Scholes pricing option model and is disclosed as a separate item in shareholders' equity. The assumptions used for the valuation of the respective warrants were: Dividend yield 0%, expected volatility 100%, risk - free interest rate 4.5% and an expected life of 24 months. The value assigned to the 4,400,000 warrants was $1,095,600.

The Company also issued 90,000 common shares for the purchase of mining properties.

3. STOCK OPTIONS

The following summarizes the stock option activity for the period:

	Number of Options	Weighted Average Exercise Price ($)
Balance, July 31, 2003 (audited)	1,250,000	0.33
Granted	500,000	0.52
Balance, October 31, 2003 (unaudited)	1,750,000	0.36

3. STOCK OPTIONS (Continued)

The Company applies the fair value method of accounting for stock-based compensation awards to non-employees and accordingly, $72,700 (3 months) was recorded as stock option compensation expense and contributed surplus, for the 200,000 (3 months) options granted to consultants during the period.

For purposes of the 200,000 (3 months) options granted to consultants, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: dividend yield of 0%, expected volatility of 100%, risk-free interest rate of 4.5% and an expected life of 5 years.

The Company applies the intrinsic value based method of accounting for stock-based compensation awards to employees and accordingly no compensation cost is recognized. Had stock-based compensation for 300,000 options granted to employees been determined on the basis of its fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation, the Company's pro forma net loss and loss per share for the three months ended October 31, 2003 would have been as follows:

	Loss	Loss Per Share
As reported	$ (125,027)	$ (0.003)
Pro forma	$ (251,327)	$ (0.007)

For purposes of the above calculations, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants: dividend yield of 0%, expected volatility of 100%, risk-free interest rate of 4.5% and expected life of 5 years.

As at October 31, 2003, the Company had the following stock options outstanding:

BLACK-SCHOLES VALUE ($)	NUMBER OF OPTIONS	EXERCISE PRICE ($)	EXPIRY DATE
-	825,000	0.36	February, 2005
-	100,000	0.34	May, 2006
-	300,000	0.26	February, 2007
6,500	25,000	0.34	November, 2007
30,600	100,000	0.40	August, 2008
42,100	100,000	0.55	October, 2008
-	300,000	0.55	October, 2008
79,200	1,750,000		

EASTMAIN RESOURCES INC.

Notes to Financial Statements (Prepared by Management)
Three Months Ended October 31, 2003
(Unaudited)

4. WARRANTS

As at October 31, 2003, the Company had the following warrants outstanding:

BLACK-SCHOLES VALUE ($)	NUMBER OF WARRANTS	EXERCISE PRICE ($)	EXPIRY DATE
-	200,000	0.25	December, 2003
98,636	454,546	0.75	February, 2004
156,000	1,000,000	0.45 - 0.60	February, 2005
40,972	347,223	0.45	July, 2004
10,335	65,000	0.40	July, 2004
6,850	50,000	0.55	December, 2003, or
		1.00	December, 2004, or
		1.50	December, 2005, or
		2.00	December, 2006
1,095,600	4,400,000	0.60	October, 2005
1,408,393	6,516,769		

5. RELATED PARTY TRANSACTIONS

The Company paid a director $24,000 for management wages.

6. LOSS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	2003	2002
Basic loss per share	$ (0.003)	$ (0.001)
Fully-diluted loss per share	$ (0.003)	$ (0.001)
Numerator:		
Net loss for the period	$ (125,027)	$ (17,318)
Denominator:		
Weighted average of common shares for basic loss per share	37,291,505	29,249,014
Weighted average of diluted common shares	37,291,505	29,249,014

The options and warrants were not included in the computation of fully diluted loss per share because their inclusion would be anti-dilutive.

EASTMAIN RESOURCES INC.

Notes to Financial Statements (Prepared by Management)
Three Months Ended October 31, 2003
(Unaudited)

7. INCOME TAXES

The estimated taxable income for the period is nil. Based upon the level of historical taxable income, it cannot be reasonably determined if the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance. This estimated taxable temporary difference valuation allowance will be adjusted in the period that it can be determined that it is more likely than not that some or all of the future tax assets or future tax liabilities will be realized.

For further information about the Company's losses for tax purposes, refer to the audited July 31, 2003 financial statements. The benefits for these losses and the estimated loss for the period was not recognized in these financial statements.

Supplement to Financial Statements (Prepared by Management)
Three Months Ended October 31, 2003
(Unaudited)

As of December 5, 2003 the following items were outstanding:

a) 42,274,005 common shares

b) Stock Options:

NUMBER OF OPTIONS	EXERCISE PRICE ($)	EXPIRY DATE
487,500	0.36	February, 2005
100,000	0.34	May, 2006
300,000	0.26	February, 2007
25,000	0.34	November, 2007
100,000	0.40	August, 2008
400,000	0.55	October, 2008
1,412,500		

c) Warrants:

NUMBER OF WARRANTS	EXERCISE PRICE ($)	EXPIRY DATE
454,546	0.75	February, 2004
1,000,000	0.45 - 0.60	February, 2005
347,223	0.45	July, 2004
65,000	0.40	July, 2004
50,000	0.55	December, 2003, or
	1.00	December, 2004, or
	1.50	December, 2005, or
	2.00	December, 2006
4,400,000	0.60	October, 2005
6,316,769		